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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13G/A

                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                               SILICON IMAGE, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   827057 10 2
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate bos to designate the rule to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |_| Rule 13d-1(c)
         |X| Rule 13d-1(d)

----------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 827057 10 2             SCHEDULE 13G/A             PAGE 2 OF 5 PAGES
----------------------                                     ---------------------


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    1      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS (ENTITIES ONLY)
           DAVID D. LEE
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
           (SEE INSTRUCTIONS)                                         (b)  |_|
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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
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 NUMBER OF         5     SOLE VOTING POWER                       3,304,558 (1)
   SHARES       ----------------------------------------------------------------
BENEFICIALLY       6     SHARED VOTING POWER                                 0
  OWNED BY      ----------------------------------------------------------------
   EACH            7     SOLE DISPOSITIVE POWER                  3,304,558 (1)
 REPORTING      ----------------------------------------------------------------
PERSON WITH        8     SHARED DISPOSITIVE POWER                            0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,304,558
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGREGATE AMOUNT IN ROW (9) EXCLUDES            |_|
           CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           6.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
--------------------------------------------------------------------------------

(1) Includes 144,750 shares held by David D. Lee and Joanne W. Lee, 2,842,250 held by David D. Lee and Joanne W. Lee, trustees of the David D. Lee and Joanne W. Lee Trust Agreement dated March 15, 2000, and 317,558 shares issuable under options exercisable on or before March 1, 2001.


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CUSIP NO. 827057 10 2             SCHEDULE 13G/A             PAGE 3 OF 5 PAGES
----------------------                                     ---------------------

ITEM 1(a)   NAME OF ISSUER:

            Silicon Image, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1060 East Arques Avenue
            Sunnyvale, CA 94086

ITEM 2(a)   NAME OF PERSON FILING:

            David D. Lee

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o Silicon Image, Inc.
            1060 East Arques Avenue
            Sunnyvale, CA 94086

ITEM 2(c)   CITIZENSHIP:

            United States

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.001 par value per share

ITEM 2(e)   CUSIP NUMBER:

            827057 10 2

ITEM 3.     STATEMENT FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c):

            Not applicable.

ITEM 4.     OWNERSHIP.

            (a)  Amount Beneficially Owned:
                 -------------------------

                 3,304,558

            (b)  Percent of Class:
                 ----------------

                 6.1%


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CUSIP NO. 827057 10 2             SCHEDULE 13G/A             PAGE 4 OF 5 PAGES
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            (c)  Number of shares as to which such person has:
                 --------------------------------------------

                 (i)   Sole power to vote or direct the vote:

                       3,304,558 (1)

                 (ii)  Shared power to vote or direct the vote:

                       0

                 (iii) Sole power to dispose or to direct the disposition of:

                       3,304,558 (1)

                 (iv)  Shared power to dispose or to direct the disposition of:

                       0

            (1) Includes 144,750 shares held by David D. Lee and Joanne W. Lee, 2,842,250 held by David D. Lee and Joanne W. Lee, trustees of the David D. Lee and Joanne W. Lee Trust Agreement dated March 15, 2000, and 317,558 shares issuable under options exercisable on or before March 1, 2001.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATIONS.

            Not applicable.



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CUSIP NO. 827057 10 2             SCHEDULE 13G/A             PAGE 5 OF 5 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2001            David D. Lee

                                     /s/ DAVID D. LEE
                                     ----------------------------------